

June 30, 2023

Brendan Wallace
Chief Executive Officer
Fifth Wall Acquisition Corp. III
1 Little West 12th Street
4th Floor
New York, NY 10014

      Re: Fifth Wall Acquisition Corp. III
         Amendment No. 3 to Registration Statement on Form S-4
         Filed June 16, 2023
         File No. 333-269231

Dear Brendan Wallace:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4

Q. What equity stake will current FWAC shareholders . . . ?, page 31

1.   We refer you to your response to prior comment 8 in your letter, dated April 10, 2023. Please revise here, and elsewhere as appropriate, to highlight the material differences in the terms and price of FWAC Class A Common Stock as compared to the Series 2 Preferred Stock. To the extent material, please also discuss any downward pricing pressure that may result from the conversion of the Series 2 Preferred Stock to New MIC Common Stock post-business combination. In this regard, we note that it appears the Series 2 Preferred Stock will be issued at a discount relative to the public FWAC Class A Common Stock.

2. We refer to your revised disclosures that your Preferred PIPE investors include entities controlled by Mr. Osher, a director of MIC, and an entity controlled by Mr. Chavez and of which Ms. Hogue is a member, each of whom is a MIC director and officer. We also note that the line in the table depicting the ownership of MIC Directors and Officers excludes this PIPE investment. Please revise here, and elsewhere as appropriate, including the risk factor on page 81, to more clearly explain the full ownership percentage of the MIC directors and officers following the conversion of the preferred stock. In addition, please revise to add disclosure regarding whether New MIC, following the PIPE investment and the conversion of the preferred stock, will be considered a "controlled" company, and if so, please add corresponding disclosures about the significance of this status, or advise.

Unaudited Pro Forma Condensed Combined Financial Information
Pipe Investment, page 262

3. We note that pro forma adjustment (I) to your Unaudited Pro Forma Condensed Consolidated Balance Sheet reflects the conversion of Preferred Stock issued to Preferred PIPE Investors into New MIC Common Stock. Please clarify how you determined the Preferred Stock should be reflected as if it had been converted. In your response, please clarify whether the merger between FWAC and MIC represents a change in control under the Preferred Subscription Agreement. Finally, please tell us how you considered the need to reflect dividends payable to Preferred PIPE Investors in your pro forma financial statements.

Exhibits

4. We refer to the legal opinion filed as Exhibit 5.1. Please revise to remove any assumptions of material facts underlying the opinion. For example, we note counsel has assumed that "upon the issuance of any of the shares of Common Stock, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Articles of Incorporation." See Item II.B.3.a. of Staff Legal Bulletin No. 19.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Evan M. D'Amico